Exhibit 99.1

ZIM Updates on Withholding Tax Procedures on
March 2026 Cash Dividend

Haifa, Israel, March 19, 2026 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”), a global container liner shipping company, hereby updates that in connection with the dividend distribution expected to take place on March 26, 2026, as previously announced by the Company on March 9, 2026 (the “Dividend”), the previously obtained tax ruling from the Israeli Tax Authority (“ITA”) on tax withholding procedures relating to the payment of the Dividend to the Company’s shareholders (the “Ruling”), as extended, shall apply.

As a result of the Ruling, certain shareholders of the Company (“Shareholders”) may be eligible to a reduced Israeli withholding tax rate with respect to their share of this Dividend, in comparison to the generally applicable withholding tax rate (the “Reduced Withholding Tax Rate”), under certain terms and conditions as set forth below.

The description provided below is not intended to constitute a complete analysis of withholding tax rate procedures relating to the distribution of the Dividend, nor does it address the actual tax liability of any of the Shareholders, but merely relates to the Israeli withholding tax procedures relating to the distribution of the Dividend. Other than the Dividend previously declared by the Company to be paid on March 26, 2026, there is no guarantee the Company will declare additional dividends in the future. In addition, pursuant to a merger agreement signed on February 16, 2026, between Hapag-Lloyd AG and the Company, the Company’s ability to distribute dividends beyond regular dividends in accordance with its dividend policy is limited. For further details regarding the transaction with Hapag-Lloyd AG please see the Current Report on Form 6-K , filed by the Company with the US Securities and Exchange Commission on February 17, 2026.

Shareholders are advised to consult their own tax and financial advisors concerning the tax consequences of each particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction. For the avoidance of doubt, the Agent IBI Trust Management (whose information is provided below) has been retained by ZIM for the purpose of coordinating certain procedures relating to the Ruling, and it is NOT intended that the Agent will provide any tax advice to any of the Shareholders, who are encouraged to consult their own tax and financial advisors.

Forms required to be submitted to the Agent in connection with the Ruling as described below are available in the following Link (the full link appears below, under the Agent’s contact information), and can also be found on the Company’s website here.

Background
On March 9, 2026, ZIM announced a dividend payment of $0.88 per ordinary share (approximately $106 million), to be paid to holders of ordinary shares as of March 20, 2026. Payment of the Dividend is expected to be made on March 26, 2026 (the "Payment Date").

General Withholding Tax Treatment under Israeli Law
As set out in the Company’s Annual Report on Form 20-F filed with the Commission on March 9, 2026, with respect to dividends sourced from regular earnings, under the Israeli Tax Ordinance and regulations issued under the Israeli Tax Ordinance (collectively, "ITO"), the current Israeli rate of withholding tax on dividends paid by an Israeli company is 30% for distributions to a "substantial shareholder" (in general, being someone who holds, directly or indirectly, by himself or together with others, at least 10% of one or more of the means of control in the company) and 25% with respect to distributions to all other holders of Ordinary Shares (“Withholding Tax”). Notwithstanding the foregoing, as a result of the Ruling and subject to its terms and conditions, certain Shareholders, both Israeli and non-Israeli, may be eligible to a reduced Israeli withholding tax rate on their share of this dividend distribution, in comparison to the generally applicable withholding tax rate described above, (the “Reduced Withholding Tax Rate”), under certain terms and conditions as set forth below.

Summary of the Main Terms of the Ruling
The following is a summary of some of the key terms of the Ruling. It is emphasized that the description below does not purport to exhaust all the terms and conditions included in the Ruling and is not a complete translation of the Ruling. In order to enjoy the Reduced Withholding Tax Rate, Shareholders must comply with all the terms of the Ruling, a copy of which in the Hebrew language as well as an unofficial non-binding English translation thereof can be obtained free of charge by email by approaching the Agent (as defined below) at the contact details provided below.

1.
On the Payment Date the Company will withhold 25% of the Dividend amount and will remit the tax amount to the Agent, to be handled by the Agent in accordance with the terms and conditions of the Ruling.

2.
The remaining 75% of the Dividend amount will be remitted by the Company to its transfer agent, Equiniti Trust Company, LLC, which will transfer the said amount to the Shareholders (including through brokers who hold in brokerage accounts ZIM shares on behalf of Shareholders).

3.
A Shareholder who is a resident of a country with which Israel has a tax treaty (“Treaty State”) (based on a declaration to be provided by such Shareholder) and is the beneficial owner of the Dividend, may apply to the Agent requesting a Reduced Tax Withholding Rate. Such application must be received by the Agent between the Payment Date and May 7, 2026 (the "Change of Rate Period"). The eligibility for a reduced tax rate will be evaluated by the Agent in accordance with Israeli tax laws and any applicable treaties, and therefore there is no guarantee that the applicant shareholder will be eligible for a tax refund.

4.
A Shareholder who declared that he or she is a resident of a Treaty State and is the beneficial owner of the Dividend may apply to the Agent during the Change of Rate Period only (subject to complying with all the documentation requirements detailed below) requesting the receipt of the monetary difference between the tax amount remitted to the Agent (at a rate of 25%) and the amount represented by the withholding tax rate set forth in the tax treaty between Israel and such Treaty State or by the limited withholding tax rate applicable to such dividend payment under the ITO, to the extent applicable.

5.
A Shareholder who did not declare that it, he or she is a resident of a Treaty State and is the beneficial owner of the Dividend, may apply to the Agent during the Change of Rate Period only (subject to complying with all the documentation requirements detailed below) requesting the receipt of the monetary difference between the tax amount remitted to the Agent (at a rate of 25%) and the amount represented by the withholding tax rate applicable to such dividend payment under the ITO or by the limited withholding tax rate applicable to such dividend payment under the ITO, to the extent applicable.

6.
Any Shareholder who claims to be entitled to a Reduced Tax Withholding Rate in accordance with the foregoing, will be required to provide the Agent with all relevant documentation as detailed in the Ruling and the forms available in the following link, on no later than May 7, 2026 (the end of Change of Rate Period), including but not limited to, bank account details to which the dividend payment should be transferred, number of ZIM shares owned by the Shareholder in such account, identification document, and confirmation of residence for the tax year 2026 issued by the taxing authority of the state of tax residence.

7.
In addition to the foregoing, the Shareholder will provide a written declaration in the form annexed to this announcement which will include declarations as to the following: (i)  the Shareholder's tax residence for the tax year 2026, (ii) the Shareholder's beneficial ownership of the dividend, (iii) the investment in ZIM shares has not been made through a permanent establishment in Israel, (iv) the holding of ZIM shares is made for the Shareholder's own account and not for the account of others, and (v) the payment will not be made to a permanent establishment of the Shareholder outside of the Shareholder's tax residence.

8.
A non-Israeli corporate Shareholder (excluding a Shareholder covered by section 9 below) that requests a Reduced Tax Withholding Rate, will also need to provide the Agent with its updated shareholders register as of March 20, 2026, and a statement confirming that more than 75% of its shareholders, directly or indirectly, are individuals of its state of residence for the tax year 2026.

9.
A publicly traded non-Israeli corporate Shareholder whose shares are traded on a stock market outside of Israel and is a resident of a Treaty State, or a direct or indirect subsidiary of such Shareholder, will also provide the Agent with a declaration that it is a resident of such Treaty State or another non-Israeli state for the tax year 2026, as applicable.

10.
An Israeli corporate Shareholder which is entitled to a Reduced Tax Withholding Rate (including an exemption from withholding tax at source), will be able to apply to the Agent no later than May 7, 2026, (the end of the Change of Rate Period) and enclose an applicable valid ITA issued certificate setting forth a Reduced Tax Withholding Rate or an exemption from withholding tax. In addition, such Shareholder will enclose its certificate of incorporation and all other documents required as set forth above, mutatis mutandis as requested by the Agent.

11.
The Agent is entitled to request from the Shareholders applying for a Reduced Tax Withholding Rate additional documents in its discretion insofar as they are required to establish the tax residence of the Shareholder or its entitlement to exemption and/or to a Reduced Tax Withholding Rate.

12.
Notwithstanding the foregoing, no refund of excess tax withholding shall be affected by the Agent with respect to any Shareholder holding more than 5% of the issued share capital of the Company, or whose entitlement to dividend from the Company pursuant to the Dividend exceeds $500,000, other than in accordance with a specific approval issued by the ITA.

13.
The transfer of the amounts withheld, excluding the amounts returned to the Shareholders, as aforementioned, shall be conducted by the Agent. Subject to receipt by the Agent of your required documentation, the Agent will return the amounts withheld to the Shareholders as detailed above to the account at which the dividend payment was made within 30 days from the date the amounts withheld are paid to the ITA.

14.
The Ruling is aimed to address solely the issue of tax withholding procedures and should not be construed as setting the actual tax liability of any Shareholder with respect to the Dividend or otherwise.

Appointment of Israeli Tax Withholding Agent
In order to facilitate the implementation of the procedures set forth in the Ruling for the benefit of its Shareholders, the Company appointed IBI Trust Management to serve as a processing agent for the benefit of the Shareholders in connection with the distribution of the Dividend (the “Agent”). Contact information of the Agent is provided at the bottom of this announcement. We encourage you to contact the Agent if you need any clarifications in filling-in the forms required under the Ruling to obtain a Reduced Withholding Tax Rate, or if you have any questions concerning the process. Please note that the Agent will not provide any tax advice to any Shareholder, who should consult their own tax and financial advisors.

In order to be eligible to benefit from a Reduced Withholding Tax Rate, Shareholders must provide the Agent with all documentation required under the Ruling not later than May 7, 2026. The relevant forms are included in the following link.

If a Shareholder fails to provide the Agent with all the documentation required by  May 7, 2026, the Agent will not be able to attend to such Shareholder's application and will not be able to return any amounts originally remitted on behalf of such Shareholder nor provide any confirmation of tax withholding to such a Shareholder, either in connection with the Ruling or in connection with any other tax filing by such Shareholder.

ZIM's Agent Contact Information:
IBI Trust Management
Tel No: +972-3-519-3896, +972-50-620-9410
Email: ZimDividend@ibi.co.il

Link to forms:

https://form.cellosign.co/public/djE6d2Y6MzlhOTE4M2MtYmU1My00MmNjLWFhMTktYjc5NGJmYTRjOTcxOlN0YXJ0RXZlbnRfMWl1OTBscQ==

About ZIM

Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with operations in more than 90 countries, serving over 30,000 customers across more than 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

ZIM Contacts
Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com